Change in Shareholding of the Largest Shareholder of Woori Finance Holdings

Korea Deposit Insurance Corporation (“KDIC”), the largest shareholder of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), has decreased its shareholding pursuant to the sale of certain Woori Finance Holdings common shares held by it, which was entered into on April 9, 2010.

1. Issued Shares of Woori Finance Holdings

Total Number of Common Shares	Total Number of Preferred Shares	Total Number of Issued Shares

806,015,340	—	806,015,340

2. Woori Finance Holdings Shares Previously Held by KDIC

Previous Reporting Date	Common Shares Held	Preferred Shares Held	Total Shares Held

November 24, 2009	531,738,609	—	531,738,609

3. Change in Shareholding of KDIC

Expected Completion Date of Change	Reason for Change	Share Type	No. of Shares Previously Held	Increase (Decrease)	No. of Shares Held / Shareholding Ratio After Change

April 13, 2010	After Hours Trading	Common shares of Woori Finance Holdings	531,738,609	(72,540,000)	459,198,609 / 56.97%